Exhibit 99.1

Reconciliation of Non-GAAP Financial Measure to the Corresponding GAAP Measure (Unaudited)

Reconciliation of cash provided by operating activities to free cash flow:

	Three Months Ended
	March 31,
	2006	2005
	(Dollars in millions)
Cash provided by operating activities	$65.3	$41.8
Less capital expenditures	(10.7)	(9.8)
Free cash flow	$54.6	$32.0

Notes to Reconciliation of Non-GAAP Financial Measure to the Comparable GAAP Financial Measure

Free Cash Flow—The free cash flow financial measure is not prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and excludes capital expenditures from cash provided by operating activities. Free cash flow is not a measurement of liquidity under GAAP and should not be considered as an alternative to net income, operating income, cash flow from operating activities, or the change in cash on the balance sheet and may not be comparable with free cash flow as defined by other companies.

Management believes free cash flow financial information provides meaningful supplemental information regarding our performance and liquidity by excluding capital expenditures that may not be indicative of our core business operating results, in order to show the cash generated by us that is available to be used for dividends and discretionary investment. Equifax believes that this financial information is useful to management and investors in assessing Equifax’s historical performance and liquidity and when planning, forecasting and analyzing future periods.